My Size, Inc.

4 Hayarden St.

P.O.B. 1026,

Airport City, 7010000

Israel

December 29, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	My Size, Inc.
Registration Statement on Form S-3 File No. 333-251679

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, My Size, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-251679) of the Registrant (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on December 30, 2020 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

MY SIZE, INC.

By:	/s/ Ronen Luzon
Name:	Ronen Luzon
Title:	Chief Executive Officer

cc:	Gary Emmanuel (McDermott Will & Emery LLP)